UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Daktronics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

234264109

(CUSIP Number)

CONNOR HALEY

ALTA FOX CAPITAL MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

SEBASTIAN ALSHEIMER, ESQ.

WILSON SONSINI GOODRICH & ROSATI

1301 Avenue of the Americas

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON PN

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes (as defined below).

1	NAME OF REPORTING PERSONS ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON PN

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

1	NAME OF REPORTING PERSONS ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON OO

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

1	NAME OF REPORTING PERSONS ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON OO

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

1	NAME OF REPORTING PERSONS P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,933,019 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,933,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,933,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON IN

1 Includes 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Daktronics, Inc., a South Dakota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 201 Daktronics Drive, Brookings, South Dakota 57006.

Item 2.	Identity and Background.

(a)       This statement is filed by the following:

(i)	Alta Fox Opportunities Fund, LP, a Delaware limited partnership (“Alta Fox Opportunities”);

(ii)	Alta Fox GenPar, LP, a Delaware limited partnership (“Alta Fox GP”), as the general partner of Alta Fox Opportunities;

(iii)	Alta Fox Equity, LLC, a Delaware limited liability company (“Alta Fox LLC”), as the general partner of Alta Fox GP;

(iv)	Alta Fox Capital Management, LLC, a Texas limited liability company (“Alta Fox Capital”), as the investment manager of Alta Fox Opportunities; and

(v)	P. Connor Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 640 Taylor Street, Suite 2522, Fort Worth, Texas 76102.

(c)       The principal business of Alta Fox Opportunities is investing in securities and engaging in all related activities and transactions. The principal business of Alta Fox GP is serving as the general partner of Alta Fox Opportunities. The principal business of Alta Fox LLC is serving as the general partner of Alta Fox GP. The principal business of Alta Fox Capital is serving as the investment manager to, and managing investment and trading accounts of, Alta Fox Opportunities. The principal occupation of Mr. Haley is serving as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Alta Fox Opportunities, Alta Fox GP and Alta Fox LLC are organized under the laws of the State of Delaware. Alta Fox Capital is organized under the laws of the State of Texas. Mr. Haley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Alta Fox Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,964,986 Shares beneficially owned by Alta Fox Opportunities is approximately $18,620,492, including brokerage commissions.

3,968,033 of the Shares beneficially owned directly by Alta Fox Opportunities may be acquired upon the conversion of certain Convertible Notes (as defined and described in Item 4 below), which were acquired pursuant to the Securities Purchase Agreement (as defined and described in Item 4 below).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Alta Fox Capital has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding opportunities to unlock value at the Issuer, including changes to Board composition and improvements to the Issuer’s corporate governance.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Issuer’s board of directors (the “Board”), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

On May 11, 2023, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Alta Fox Opportunities under which the Issuer agreed to sell and issue to Alta Fox Opportunities its senior secured convertible notes (the “Convertible Notes”) in exchange for the payment by Alta Fox Opportunities to the Issuer of $25 million. On May 11, 2023 (the “Issuance Date”), the Issuer issued the Convertible Notes to Alta Fox Opportunities in the total original principal amount of $25 million. The Convertible Notes are convertible into the Issuer’s Shares, subject to certain conditions and limitations.

The Convertible Notes provide a conversion right which allows Alta Fox Opportunities, at any time after the Issuance Date, to convert all or any portion of the principal amount of the Convertible Notes, together with any accrued and unpaid interest and any other unpaid amounts, including late charges, if any (together, the “Conversion Amount”), into Shares at an initial conversion price of $6.31 per Share, subject to adjustment in accordance with the terms of the Convertible Notes (the “Conversion Price”). The Issuer also has a forced conversion right, which is exercisable on the occurrence of certain conditions set out in the Convertible Notes, pursuant to which it can cause all or any portion of the outstanding and unpaid Conversion Amount to be converted into Shares at the Conversion Price.

The Issuer shall not issue any Shares pursuant to the terms of the Convertible Notes, and the holders of the Convertible Notes shall not have the right to any Shares otherwise issuable under their respective Convertible Notes to the extent that, after giving effect to such issuance, a holder together with certain “Attribution Parties” (as defined in the Convertible Notes), collectively would beneficially own in excess of 9.99% (which percentage can be increased or decreased from time to time to a percentage not in excess of 19.99%, effective as of the sixty-first (61st) day after delivery of written notice of such increase or decrease to the Issuer) of the number of Shares outstanding immediately after giving effect to such issuance (the “Beneficial Ownership Limitation”).

On October 21, 2024, Alta Fox Opportunities delivered a notice to the Issuer decreasing the Beneficial Ownership Limitation to 3.0%. As of November 11, 2024, the Attribution Parties beneficially owned in excess of 3.0% of the Shares outstanding of Issuer. On November 11, 2024, the Issuer delivered a purported notice of forced conversion to Alta Fox Opportunities (the “Purported Conversion Notice”). The Purported Conversion Notice stated that the Conversion Amount was $7 million, to purportedly be converted into 1,109,350 shares, with a purported conversion date of December 3, 2024. The Reporting Persons dispute the effectiveness of the Purported Conversion Notice and reserve all rights regarding the same. The Issuer has informed Alta Fox Opportunities that its purported forced conversion of the Convertible Note will not result in the issuance of common shares to Alta Fox Opportunities until after Alta Fox Opportunities certifies it owns less than the Beneficial Ownership Limitation. On November 25, 2024, Alta Fox Opportunities delivered a notice to the Issuer increasing the Beneficial Ownership Limitation to 14.99%, which increase will not be effective until the sixty-first (61st) day after the delivery of the notice on November 25, 2024.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of (i) 46,648,863 Shares outstanding, as of August 26, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 4, 2024 and (ii) 3,968,033 Shares currently issuable upon the conversion of the Convertible Notes.

A.	Alta Fox Opportunities
(a)	As of the date hereof, Alta Fox Opportunities beneficially owns 5,933,019 Shares, including 3,968,033 Shares currently issuable upon the conversion of certain Convertible Notes.

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,933,019
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,933,019

(c)	The transactions in the Shares by Alta Fox Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Alta Fox GP
(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 5,933,019 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,933,019
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,933,019

(c)	Alta Fox GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Alta Fox Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Alta Fox LLC
(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 5,933,019 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,933,019
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,933,019

(c)	Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Alta Fox Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Alta Fox Capital
(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 5,933,019 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,933,019
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,933,019

(c)	Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Alta Fox Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Haley
(a)	Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 5,933,019 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 11.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,933,019
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,933,019

(c)	Mr. Haley has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Alta Fox Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Corporation that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 2, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule

13D with respect to the Shares of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The descriptions of the Securities Purchase Agreement and Convertible Notes set forth in Item 4 above are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated December 2, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024

ALTA FOX OPPORTUNITIES FUND, LP	ALTA FOX EQUITY, LLC
By: Alta Fox GenPar, LP, its general partner	By: P. Connor Haley, its manager
ALTA FOX GENPAR, LP	ALTA FOX CAPITAL MANAGEMENT, LLC
By: Alta Fox Equity, LLC, its general partner	By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. Connor Haley

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ALTA FOX OPPORTUNITIES FUND, LP

Purchase of Common Stock	292,468	12.9252	10/10/2024
Purchase of Common Stock	46,812	13.3085	10/11/2024
Purchase of Common Stock	181,203	13.4973	10/14/2024
Purchase of Common Stock	80,021	13.5849	10/15/2024
Purchase of Common Stock	58,530	13.6188	10/16/2024
Purchase of Common Stock	54,296	13.6951	10/17/2024
Purchase of Common Stock	108,591	13.6250	10/18/2024
Purchase of Common Stock	79,816	13.5470	10/21/2024
Purchase of Common Stock	272,563	13.4436	10/22/2024
Purchase of Common Stock	42,129	14.6244	11/22/2024